EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter ended March 31,
(in millions)	2018	2017
Earnings including interest on deposits (1)(2):
Income before income tax expense	$6,701	7,858
Less: Net income from noncontrolling interests	191	91
Income before income tax expense and after noncontrolling interests	6,510	7,767
Fixed charges	3,211	1,994
	9,721	9,761

Preferred dividend requirement	$410	401
Tax factor (based on effective tax rate)	1.27	1.38

Preferred dividends (3)	$520	553
Fixed charges (1):
Interest expense	3,109	1,889
Estimated interest component of net rental expense	102	105
	3,211	1,994
Fixed charges and preferred dividends	$3,731	2,547

Ratio of earnings to fixed charges and preferred dividends (4)	2.61	3.83

Earnings excluding interest on deposits: (2)
Income before income tax expense and after noncontrolling interests	$6,510	7,767
Fixed charges	2,121	1,458
	8,631	9,225

Preferred dividends (3)	520	553
Fixed charges:
Interest expense	3,109	1,889
Less: Interest on deposits	1,090	536
Estimated interest component of net rental expense	102	105
	2,121	1,458
Fixed charges and preferred dividends	$2,641	2,011

Ratio of earnings to fixed charges and preferred dividends (4)	3.27	4.59

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
Financial information for the prior period has been revised to reflect the impact of the adoption of ASU 2017-12 – Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.

(3)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(4)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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